UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 11, 2007

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity Develops Markets for ‘Ragnarok Online’ with Its Blue Ocean Strategy

Seoul, Korea, January 11, 2007—Gravity Co., Ltd.(NASDAQ: GRVY, the “Company”),
an online game developer and publisher, has announced that the Company is going to commence open beta testing for the French version of Ragnarok Online in the francophone countries in Europe, including France on January 12, 2007.

The Company has established Gravity EU SASU, a wholly-owned subsidiary of the
Company for the purpose of providing online game services in anticipation and consideration of the potential growth of this region. France has been recognized over the years as the center of animation and video game industry in Europe.

Gravity has also announced that it is planning to commence commercial service of Ragnarok Online in The Commonwealth of Independent States(or CIS) by the
first quarter of 2007.

The Company believes that this region, with a population of nearly 300 million in total, is well-positioned for significant growth in the future. Gravity has acquired the company which offered the open beta testing of Ragnarok Online in
Russia since July 2005, and is now Gravity’s subsidiary, with the company being renamed Gravity CIS, Inc.

As Ragnarok Online is the first blockbuster MMORPG(Massively Multi-player
Online Role Playing Game) in CIS, the Company expects that they will have a leading role in the future growth of the online gaming market in CIS.

Gravity has made efforts to enhance its online game service in the overseas markets with the object of reinforcing its global network since 2005. The
Company has taken a big step towards to realize its core value by establishing its own service structure for online game publishing in Europe and CIS which are expected to achieve considerable growth.

Mr. Il Young Ryu, the chairman and the chief executive officer of Gravity commented, “We are pleased to have established subsidiaries in the U.S., CIS and Europe as bridgeheads to provide online game services directly to users in these regions. It is a part of our strategy to enhance the Company’s overseas publishing ability, which has been constantly driven since the change of control in 2005. We affirm our firm commitment to enhance our direct publishing network for online game services in some of important markets which is expected to achieve a considerable growth and also to reinforce the cooperation with our existing local partners to order to expand the Company’s overseas revenues. ”

About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and distributor of online games.
Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 21 markets. For more information about Gravity, please visit
http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the
“safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act
of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,”
“estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the
United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual report on Form
20-F, together with such other documents and we may submit to or file with the
SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

# # #

Contact:
Mr. Tae Sung Hwang
Chief Financial Officer
Gravity Co., Ltd.
Tel: +82 (0)2 2019 6141
Email: thwang@gravity.co.kr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 1/11/2007	By:	/s/ Tae Sung Hwang
	Name:	Tae Sung Hwang
	Title:	Chief Financial Officer